As filed with the Securities and Exchange Commission on April 6, 2006

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

of

ANGLOGOLD ASHANTI LIMITED

(f/k/a AngloGold Limited)
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer's name into English)

REPUBLIC OF SOUTH AFRICA
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)

One Wall Street, New York, N.Y. 10286
(212) 495-1784
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York
ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York 10271
(212) 238-3010

It is proposed that this filing become effective under Rule 466
[X] immediately upon filing
[ ] on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing ordinary shares of the par value of twenty-five South African cents (R0.25) of AngloGold Ashanti Limited	150,000,000 American Depositary Shares	$5.00	$7,500,000	$802.50

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

_______________________

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to the Depositary Shares of the registrant covered by a previous Registration Statement on Form F-6 of the registrant (Regis. No. 333-14066).

EMM-833060_3

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

EMM-833060_3

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 22
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 19 and 21

3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of June 26, 1998, as amended and restated as of August 5, 1998, as amended and restated as of December 24, 2002, among AngloGold Ashanti Limited (f/k/a AngloGold Limited), The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented thereby. - Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit 4.

e.

Certification under Rule 466. - Filed herewith as Exhibit 5.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both: (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged, and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 5,  2006.

Legal entity created by the agreement for the issuance of American Depositary Receipts for ordinary shares of the par value of twenty-five South African cents (R0.25) of AngloGold Ashanti Limited.

By:

The Bank of New York,
 As Depositary

By:  /s/ Joanne F. DiGiovanni

        Joanne F. DiGiovanni

        Vice President

Pursuant to the requirements of the Securities Act of 1933, AngloGold Ashanti Limited has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Johannesburg, South Africa on April 5, 2006.

AngloGold Ashanti Limited

By: /s/ Srinivasan Venkatakrishnan

Name: Srinivasan Venkatakrishnan

Title: Executive Director, Finance

Each of the undersigned do hereby constitute and appoint Srinivasan Venkatakrishnan and Christopher R. Bull and each of them, individually, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, in his or her name, place and stead, in any and all capacities (including his or her capacity as a director and/or officer of the registrant), to sign any and all amendments and post-effective amendments and supplements to this registration statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Executive director and chief executive officer
/s/ Robert M. Godsell Robert M. Godsell		April 5, 2006
Executive director, finance (Principal Financial Officer; Principal Accounting Officer)
/s/ Srinivasan Venkatakrishnan Srinivasan Venkatakrishnan		April 5, 2006
Executive director and Chief Operating Officer, Africa
/s/ Neville F. Nicolau Neville F. Nicolau		April 4, 2006
Executive director and Chief Operating Officer, International
/s/ Roberto Carvalho Silva Roberto Carvalho Silva		April 5, 2006
Executive director, marketing
/s/ Kelvin H. Williams Kelvin H. Williams		April 5, 2006
Non-executive director
/s/ Frank B. Arisman Frank B. Arisman		April 2, 2006
Non-executive director
/s/ Reginald E. Bannerman Reginald E. Bannerman		April 3, 2006
Non-executive director
/s/ Elisabeth le R. Bradley Elisabeth le R. Bradley		April 3, 2006
Non-executive director
/s/ Colin B. Brayshaw Colin B. Brayshaw		April 5, 2006
Non-executive director and chairman
/s/ Russell P. Edey Russell P. Edey		April 5, 2006
Non-executive director and president
/s/ Samuel E. Jonah Samuel E. Jonah		April 5, 2006
Non-executive director and deputy chairman
/s/ Thokoana J. Motlatsi Thokoana J. Motlatsi		April 3, 2006
Non-executive director
/s/ Rene Medori Rene Medori		April 5, 2006
Non-executive director Non-executive director
/s/ William A. Nairn William A. Nairn		April 5, 2006

/s/ Simon R. Thompson Simon R. Thompson		April 5, 2006
Non-executive director

/s/ Anthony J. Trahar Anthony J. Trahar		April 5, 2006
Non-executive director
/s/ Polelo L. Zim Polelo L. Zim		April 5, 2006
/s/ Peter V. O’Connor Peter V. O’Connor	Authorized Representative in the United States	April 5, 2006

INDEX TO EXHIBITS

Exhibit Number	Exhibit
1

Form of Deposit Agreement dated as of June 26, 1998, as amended and restated as of August 5, 1998, as amended and restated as of December 24, 2002, among AngloGold Ashanti Limited (f/k/a AngloGold Limited), The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.
5	Certification under Rule 466.